Filed by Soaring Eagle Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Ginkgo Bioworks, Inc.
Commission File No.: 333-256121

Grow with Ginkgo



Anna Marie Wagner, SVP Corporate Development

annamarie@ginkgobioworks.com

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021

DIS CL AIMER Disclaimer This confidential presentation (the “presentation”) is being delivered to you by Soaring Eagle Acquisition Corp. (“SRNG”) and Ginkgo Bioworks, Inc. (“Ginkgo”) for use by Ginkgo and SRNG in connection with their proposed business combination and the offering of the securities of the post-business combination company in a private placement (the “Transaction”). This presentation is for information purposes only and is being provided to you solely in your capacity as a potential investor in considering an investment in Ginkgo. Any reproduction or distribution of this presentation, in whole or in part, or the disclosure of its contents, without the prior consent of Ginkgo is prohibited. By accepting this presentation, each recipient agrees (on behalf of itself and each of its directors, partners, officers, employees, attorneys, financial advisors, agents and representatives (each of the foregoing, a “representative”) agrees: (i) to maintain (and direct its representatives to maintain) the confidentiality of all information that is contained in this presentation and not already in the public domain; and (ii) to return or destroy (and direct its representatives to return or destroy) all copies of this presentation or portions thereof in its possession following the request for the return or destruction of such copies. Neither this presentation nor any oral statements made in connection with this presentation shall constitute an offer to sell or the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval, in any jurisdiction in connection with the proposed business combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No Representations or Warranties This presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to Ginkgo. The recipient agrees and acknowledges that this presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by SRNG or Ginkgo or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction between SRNG and Ginkgo and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The recipient also acknowledges and agrees that the information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. SRNG and Ginkgo disclaim any duty to update the information contained in this presentation. Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. SRNG’s and Ginkgo’s actual results may differ from their expectations, estimates and projections, and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, SRNG’s and Ginkgo’s expectations with respect to future performance and anticipated financial impacts of the Transaction, the satisfaction of closing conditions to the Transaction and the timing of the completion of the Transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of SRNG’s registration statement on Form S-1. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form S-4 relating to the Transaction, which is expected to be filed by Ginkgo with the Securities and Exchange Commission (the “SEC”), and other documents filed by SRNG from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside SRNG’s and Ginkgo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against SRNG or Ginkgo following the announcement of the Transaction; (2) the inability to complete the Transaction, including due to the inability to concurrently close the business combination and the private placement of common stock or due to failure to obtain approval of the stockholders of SRNG; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals, or delays in completing regulatory reviews, required to complete the Transaction; (4) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; (5) the inability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (6) costs related to the Transaction; (7) changes in the applicable laws or regulations; (8) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (9) the impact of the global COVID-19 pandemic; (10) the risks described in the Appendix hereto; and (11) other risks and uncertainties indicated from time to time described in SRNG’s registration on Form S-1, including those under “Risk Factors” therein, and in SRNG’s other filings with the SEC. SRNG and Ginkgo caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Neither SRNG nor Ginkgo undertakes or accepts any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. Industry and Market Data In this presentation, SRNG and Ginkgo rely on and refer to certain information and statistics regarding the markets and industries in which Ginkgo competes. Such information and statistics are based on Ginkgo’s management’s estimates and/or obtained from third-party sources, including reports by market research firms and company filings. While Ginkgo believes such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. Neither Ginkgo nor SRNG has independently verified the accuracy or completeness of the information provided by the third-party sources. 2DIS CL AIMER Disclaimer This confidential presentation (the “presentation”) is being delivered to you by Soaring Eagle Acquisition Corp. (“SRNG”) and Ginkgo Bioworks, Inc. (“Ginkgo”) for use by Ginkgo and SRNG in connection with their proposed business combination and the offering of the securities of the post-business combination company in a private placement (the “Transaction”). This presentation is for information purposes only and is being provided to you solely in your capacity as a potential investor in considering an investment in Ginkgo. Any reproduction or distribution of this presentation, in whole or in part, or the disclosure of its contents, without the prior consent of Ginkgo is prohibited. By accepting this presentation, each recipient agrees (on behalf of itself and each of its directors, partners, officers, employees, attorneys, financial advisors, agents and representatives (each of the foregoing, a “representative”) agrees: (i) to maintain (and direct its representatives to maintain) the confidentiality of all information that is contained in this presentation and not already in the public domain; and (ii) to return or destroy (and direct its representatives to return or destroy) all copies of this presentation or portions thereof in its possession following the request for the return or destruction of such copies. Neither this presentation nor any oral statements made in connection with this presentation shall constitute an offer to sell or the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval, in any jurisdiction in connection with the proposed business combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No Representations or Warranties This presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to Ginkgo. The recipient agrees and acknowledges that this presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by SRNG or Ginkgo or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction between SRNG and Ginkgo and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The recipient also acknowledges and agrees that the information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. SRNG and Ginkgo disclaim any duty to update the information contained in this presentation. Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. SRNG’s and Ginkgo’s actual results may differ from their expectations, estimates and projections, and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, SRNG’s and Ginkgo’s expectations with respect to future performance and anticipated financial impacts of the Transaction, the satisfaction of closing conditions to the Transaction and the timing of the completion of the Transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of SRNG’s registration statement on Form S-1. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form S-4 relating to the Transaction, which is expected to be filed by Ginkgo with the Securities and Exchange Commission (the “SEC”), and other documents filed by SRNG from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside SRNG’s and Ginkgo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against SRNG or Ginkgo following the announcement of the Transaction; (2) the inability to complete the Transaction, including due to the inability to concurrently close the business combination and the private placement of common stock or due to failure to obtain approval of the stockholders of SRNG; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals, or delays in completing regulatory reviews, required to complete the Transaction; (4) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; (5) the inability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (6) costs related to the Transaction; (7) changes in the applicable laws or regulations; (8) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (9) the impact of the global COVID-19 pandemic; (10) the risks described in the Appendix hereto; and (11) other risks and uncertainties indicated from time to time described in SRNG’s registration on Form S-1, including those under “Risk Factors” therein, and in SRNG’s other filings with the SEC. SRNG and Ginkgo caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Neither SRNG nor Ginkgo undertakes or accepts any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. Industry and Market Data In this presentation, SRNG and Ginkgo rely on and refer to certain information and statistics regarding the markets and industries in which Ginkgo competes. Such information and statistics are based on Ginkgo’s management’s estimates and/or obtained from third-party sources, including reports by market research firms and company filings. While Ginkgo believes such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. Neither Ginkgo nor SRNG has independently verified the accuracy or completeness of the information provided by the third-party sources. 2

DIS CL AIMER Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, and SRNG’s and Ginkgo’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, © or ® symbols, but SRNG and Ginkgo will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Private Placement The securities to which this presentation relate have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. This presentation relates to securities that SRNG intends to offer in reliance on exemptions from the registration requirements of the Securities Act and other applicable laws. These exemptions apply to offers and sales of securities that do not involve a public offering. The securities have not been approved or recommended by any federal, state or foreign securities authorities, nor have any of these authorities passed upon the merits of this offering or determined that this presentation is accurate or complete. Any representation to the contrary is a criminal offense. Financial Information This presentation contains certain estimated preliminary financial results and key operating metrics for the year ended December 31, 2020, and the historical financial information with respect to Ginkgo contained in this presentation has been taken from or prepared based on historical financial statements of Ginkgo, including unaudited financial statements for its fiscal year ended December 31, 2020. This information is preliminary and subject to adjustment in connection with the completion of the audit for the fiscal year ended December 31, 2020. As such, Ginkgo’s actual results and financial condition as reflected in the financial statements that will be included in the proxy statement/prospectus on Form S-4 for the proposed Transaction may be adjusted or presented differently from the historical financial information herein, and the variations could be material. Non-GAAP Financial Measures Certain of the financial measures included in this presentation, including Foundry Billable Revenue, Foundry Billable Revenue Growth, Net Present Value (NPV) and Adjusted EBITDA, have not been prepared in accordance with general accepted accounting principles (“GAAP”), and constitute “non-GAAP financial measures” as defined by the SEC. Ginkgo has included these non-GAAP financial measures (including on a forward-looking basis) because it believes they provide an additional tool for investors to use in evaluating the financial performance and prospects of Ginkgo or any successor entity in the Transaction. These non-GAAP financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. In addition, these non-GAAP financial measures may differ from non-GAAP financial measures with comparable names used by other companies. See the Appendix for a description of these non-GAAP financial measures and a reconciliation of the historic measures to Ginkgo’s most comparable GAAP financial measures. Note however, that to the extent forward-looking non-GAAP financial measures are provided herein, they are not reconciled to comparable forward-looking GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. Use of Projections This presentation also contains certain financial forecasts, including projected Foundry Billable Revenue, Foundry Billable Revenue Growth, Foundry Revenue (GAAP), Biosecurity Revenue, Total GAAP Revenue, Adjusted EBITDA and CapEx. Neither SRNG’s nor Ginkgo’s independent auditors have studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and, accordingly, neither of them have expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of SRNG’s or Ginkgo’s control. While all financial projections, estimates and targets are necessarily speculative, SRNG and Ginkgo believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of future performance of the combined company after the Transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Participation in Solicitation SRNG and Ginkgo and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of SRNG’s shareholders in connection with the proposed Transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Transaction of SRNG’s directors and officers in SRNG’s filings with the SEC, including SRNG’s registration statement on Form S-1, which was originally filed with the SEC on December 23, 2020. To the extent that holdings of SRNG’s securities have changed from the amounts reported in SRNG’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SRNG’s shareholders in connection with the proposed Transaction will be set forth in the proxy statement/prospectus on Form S-4 for the proposed Transaction, which is expected to be filed by SRNG with the SEC. Investors and security holders of SRNG and Ginkgo are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed Transaction. Investors and security holders will be able to obtain free copies of the proxy statement and other documents containing important information about SRNG and Ginkgo through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by SRNG can be obtained free of charge by directing a written request to SRNG, 955 Fifth Avenue, New York, NY 10075. 3DIS CL AIMER Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, and SRNG’s and Ginkgo’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, © or ® symbols, but SRNG and Ginkgo will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Private Placement The securities to which this presentation relate have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. This presentation relates to securities that SRNG intends to offer in reliance on exemptions from the registration requirements of the Securities Act and other applicable laws. These exemptions apply to offers and sales of securities that do not involve a public offering. The securities have not been approved or recommended by any federal, state or foreign securities authorities, nor have any of these authorities passed upon the merits of this offering or determined that this presentation is accurate or complete. Any representation to the contrary is a criminal offense. Financial Information This presentation contains certain estimated preliminary financial results and key operating metrics for the year ended December 31, 2020, and the historical financial information with respect to Ginkgo contained in this presentation has been taken from or prepared based on historical financial statements of Ginkgo, including unaudited financial statements for its fiscal year ended December 31, 2020. This information is preliminary and subject to adjustment in connection with the completion of the audit for the fiscal year ended December 31, 2020. As such, Ginkgo’s actual results and financial condition as reflected in the financial statements that will be included in the proxy statement/prospectus on Form S-4 for the proposed Transaction may be adjusted or presented differently from the historical financial information herein, and the variations could be material. Non-GAAP Financial Measures Certain of the financial measures included in this presentation, including Foundry Billable Revenue, Foundry Billable Revenue Growth, Net Present Value (NPV) and Adjusted EBITDA, have not been prepared in accordance with general accepted accounting principles (“GAAP”), and constitute “non-GAAP financial measures” as defined by the SEC. Ginkgo has included these non-GAAP financial measures (including on a forward-looking basis) because it believes they provide an additional tool for investors to use in evaluating the financial performance and prospects of Ginkgo or any successor entity in the Transaction. These non-GAAP financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. In addition, these non-GAAP financial measures may differ from non-GAAP financial measures with comparable names used by other companies. See the Appendix for a description of these non-GAAP financial measures and a reconciliation of the historic measures to Ginkgo’s most comparable GAAP financial measures. Note however, that to the extent forward-looking non-GAAP financial measures are provided herein, they are not reconciled to comparable forward-looking GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. Use of Projections This presentation also contains certain financial forecasts, including projected Foundry Billable Revenue, Foundry Billable Revenue Growth, Foundry Revenue (GAAP), Biosecurity Revenue, Total GAAP Revenue, Adjusted EBITDA and CapEx. Neither SRNG’s nor Ginkgo’s independent auditors have studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and, accordingly, neither of them have expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of SRNG’s or Ginkgo’s control. While all financial projections, estimates and targets are necessarily speculative, SRNG and Ginkgo believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of future performance of the combined company after the Transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Participation in Solicitation SRNG and Ginkgo and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of SRNG’s shareholders in connection with the proposed Transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Transaction of SRNG’s directors and officers in SRNG’s filings with the SEC, including SRNG’s registration statement on Form S-1, which was originally filed with the SEC on December 23, 2020. To the extent that holdings of SRNG’s securities have changed from the amounts reported in SRNG’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SRNG’s shareholders in connection with the proposed Transaction will be set forth in the proxy statement/prospectus on Form S-4 for the proposed Transaction, which is expected to be filed by SRNG with the SEC. Investors and security holders of SRNG and Ginkgo are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed Transaction. Investors and security holders will be able to obtain free copies of the proxy statement and other documents containing important information about SRNG and Ginkgo through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by SRNG can be obtained free of charge by directing a written request to SRNG, 955 Fifth Avenue, New York, NY 10075. 3

Our Mission Make biology easier to engineer 4 G I N K G O B I OWO R K S R A Y MO N D J A ME S | J UN E 2021Our Mission Make biology easier to engineer 4 G I N K G O B I OWO R K S R A Y MO N D J A ME S | J UN E 2021

MIT,1972
Tom Knight with his master's thesis, a "minicomputer"


MIT
LIVE DEMO
2006


GINKGO BIOWORKS
THE ORGANISM COMPANY
2019

We can program cells (DNA) like we program computers (code)

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021

5

Combining an industry-defining founding team with proven executives who have built iconic public companies

Founding team has been working together for nearly 20 years



Jason Kelly
CEO



Reshma Shetty
COO



Barry Canton
CTO



Austin Che
Strategy



Tom Knight
DNA Hacker

Soaring Eagle brings a track record of success in SPACs



Harry Sloan
CEO, Chairman



Jeff Sagansky
Partner



Eli Baker
President, CFO

with



Arie Belldegrun

Founder, Fmr CEO/Chairman, Kite Pharma
Founder, Chairman, Allogene

With long-term support from a deeply experienced, industry-leading independent board



Marijn Dekkers
Chairman, Governance/Nominating Chair
Board member since 2019

Fmr Chairman, Unilever (NYSE:UL)
Fmr CEO, Bayer (XTRA:BAYN)
Fmr CEO, Thermo Fisher (NYSE:TMO)



Christian Henry
Audit Committee Chair
Board member since 2016

President/CEO, PacBio (Nasdaq:PACB)
Fmr CFO/CCO, Illumina (Nasdaq:ILMN)



Shyam Sankar
Compensation Committee Chair
Board member since 2016

COO, Palantir (NYSE: PLTR)

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021

6

Cell programming
is increasingly impacting our lives



Vaccines are developed and manufactured using cell programming tools

Ginkgo's work to close raw material gaps in the mRNA vaccine supply chain was recently featured on 60 Minutes


60
MINUTES

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021

7

Cell programming is addressing our most challenging environmental and social issues

Pharma & Biotech

- Antibody therapeutic development
- Nucleic acid vaccine production
- Antibiotic discovery and manufacturing
- Microbiome therapeutics
- Gene and cell therapies

Read "Microscopic Doctors" on Grow

Industrials & Environment

- Wastewater remediation
- Renewable chemicals
- PFAS degradation
- Sustainable building materials
- Carbon sequestration

Read "Anatomy of an Underground Wildfire" on Grow

Food & Agriculture

- Animal protein replacement
- Sugar reduction
- Brewing & baking
- Fertilizer reduction
- Pest control
- Animal feed and aquaculture

Read "Redesigning the Banana" on Grow

Consumer & Technology

- Plant extracts: flavors, fragrances, cannabinoids
- Haircare and skincare proteins
- Textiles and dyes
- Skin microbiome (protection and beauty)
- Electronic coatings

Read "Ingredient Revolution" on Grow

and we're just getting started...

GINKGO BIOWORKS   RAYMOND JAMES | JUNE 2021

8

We believe...

1

Programming cells will be as impactful as programming computers

The same underlying technology can be used to create applications across all physical goods industries. Ginkgo is the first horizontal platform in this industry, supporting all end markets.

2

Ginkgo's platform improves with scale

Each new program drives platform improvements, leading to more demand.

3

Ginkgo is becoming the industry standard

We believe Ginkgo's ecosystem of services will make us the obvious partner in the enormous, and largely untapped, market for cell programming.

4

Our value increases with each new program added to the platform

Each new program adds predictable near-term revenue from usage fees and provides Ginkgo upside through value share.

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021
9

We believe...

1

Programming cells will be as impactful as programming computers

The same underlying technology can be used to create applications across all physical goods industries. Ginkgo is the first horizontal platform in this industry, supporting all end markets.

2

Ginkgo's platform improves with scale

3

Ginkgo is becoming the industry standard

4

Our value increases with each new program added to the platform

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021

10

Ginkgo is building the leading horizontal platform for cell programming across all industries

PROGRAM LAYER

Ginkgo provides program management and technical execution to product companies across all industries

LEARN MORE ↗

PLATFORM LAYER

Ginkgo is the interface between a series of complex technologies and a customer spec

LEARN MORE ↗

TECHNOLOGY LAYER

Ginkgo integrates standard hardware and wraps it in proprietary software and automation

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021

11

We program cells for our customers so they can develop new products 12 G I N K G O B I OWO R K S R A Y MO N D J A ME S | J UN E 2021We program cells for our customers so they can develop new products 12 G I N K G O B I OWO R K S R A Y MO N D J A ME S | J UN E 2021

Over 70 major customer programs across diverse industries have run on our platform



Cumulative Major 3rd Party Programs
80
60
40
20
0
2015
2016
2017
2018
2019
2020
PRE-2015: GOVERNMENT PROGRAMS
First 5+ years of technology building funded through non-dilutive government programs (DARPA, SBIR, etc.)
CONSUMER & TECHNOLOGY
Early experimentation making fine chemicals for flavors & fragrances
+ INDUSTRIAL & ENVIRONMENT
Experience in flavors & fragrances enabled expansion into industrial chemicals
+ AGRICULTURE
Selection by Bayer for agriculture JV after significant industry vetting
+ FOOD & NUTRITION
Motif (Louis Dreyfus and Fonterra) launches portfolio of animal-free protein programs
+ PHARMA & BIOTECH
Mammalian capabilities & Synlogic partnership
= DIVERSIFIED PLATFORM
Can respond rapidly to emerging opportunities and global threats
Gaining traction within increasingly sophisticated end markets
Consumer & Technology
Industrial & Environment
Agriculture
Food & Nutrition
Pharma & Biotech
Government & Defense

Note: "Major" programs exclude proof of concept work and ancillary projects and typically have at least $500K actual / expected development costs on behalf of a customer

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021
13

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021

Market defining customers have validated the platform across a wide range of end markets







CONSUMER & TECH

Fragrances
(G4, G41, G53)
Cannabinoids
(G102, G123)
Insect Repellent
(G166)
High-tech electronics
(G37, G43)

INDUSTRIALS & ENVIRONMENT

Commodities & Specialty Chemicals
(G15, G24, G48, G51, G90, G101, G116, G127, G134, G142, G159)
Textiles
(G36)
Environment
(G131, G138, G145, G153, G164, G171)

AGRICULTURE

Fertilizers & Crop Enhancement
(G50, G81, G133)
Crop Protection
(G99, G119, G132, G151, G163, G165)
Animal Feed
(G16, G68, G71, G146)

FOOD & NUTRITION

Animal-free proteins
(G114, G121, G122, G128, G136, G162)
Flavors & Sweeteners
(G49, G56, G125, G174)
Nutrition
(G35, G69, G109)
Brewing & Baking
(G52, G95, G97)

PHARMA & BIOTECH

Microbiome Therapeutics
(G40, G83, G139, G143, G147, G150, G152)
Biologics & Gene Therapy
(G66, G70, G115, G185)
Antibiotics & APIs
(G21, G67, G72, G86, G111)
COVID Vaccines & Therapeutics
(G155, G157, G158, G163, G165, G169, G170)

Robertet · Cargill · Corteva agriscience · Ajinomoto · Kerry · Roche · moderna
Cronos Group · genomatica · Joyn Bio · Bayer · motif FoodWorks · synlogic · Biogen

Note: Reflects a portion of current / completed programs; program codes have been anonymized

14

Ginkgo’s platform is exploring diverse applications with a broad range of partners Microbial Hosts Mammalian Hosts MAJOR PHARMA Enzyme Living Antibody Gene Discovery Therapeutics Therapeutics Therapy MULTIPLE PARTNERS Bio-process Antibiotics Optimization Discovery Animal Bio-agriculture Protein Circuits Industrial Plant Enzymes Extracts 15 Therapeutics & Non-Therapeutics Vaccines G I N K G O B I OWO R K S R A Y MO N D J A ME S | J UN E 2021Ginkgo’s platform is exploring diverse applications with a broad range of partners Microbial Hosts Mammalian Hosts MAJOR PHARMA Enzyme Living Antibody Gene Discovery Therapeutics Therapeutics Therapy MULTIPLE PARTNERS Bio-process Antibiotics Optimization Discovery Animal Bio-agriculture Protein Circuits Industrial Plant Enzymes Extracts 15 Therapeutics & Non-Therapeutics Vaccines G I N K G O B I OWO R K S R A Y MO N D J A ME S | J UN E 2021

Ginkgo's platform has broad capabilities to accelerate and expand therapeutics discovery and manufacturing

Our platform is well-suited to address problems that require large-scale, systematic, and model-driven exploration of genetic design spaces

EXAMPLE CAPABILITIES

- Strain Improvement
- Enzyme Discovery & Optimization
- Antigen Design & Selection
- HT Car Cassette Design & Expression
- HT Antibody Selection & Optimization
- Engineered Disease Models
- Synthetic Promoter and Logic-gate Engineered Mammalian Cells

EXAMPLE APPLICATIONS

- Antibody & Therapeutics
- Vaccines
- Gene-coded Therapeutics
- Cell Based Therapies

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021
16

R&D spending alone accounts for nearly $40B in untapped demand

Existing market for cell engineering lab operations ($B)



$60
$50
$40
$30
$20
$10
$0
Cell Engineering Labor
Cell Engineering Tools
20% CAGR
$28B
$33B
$40B
$48B
$58B
$10
$17
$12
$21
$15
$25
$18
$30
$22
$36
2019
2020E
2021E
2022E
2023E
Our scale dramatically reduces costs
We bring efficiency to scientists at the bench

Source: Piper Sandler Research

This market represents over **20,000+ potential new cell programs**(1)

(1) Assumes approximately $2M annual expense per program, in line with current average annual spend per program at Ginkgo

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021

17

$2 to $4 trillion emerging market for bioengineered products

Programming biology is to the physical world what programming computers is to the information economy



Annual Direct Economic Impact By Domain
2030—2040 (partial estimate)
High Estimate
Low Estimate
+ significant secondary effects not measured
$1.2T
$1.2T
$700B
$300B
$300B
$500B
$800B
$200B
$200B
$100B
Health
Food & Agriculture
Consumer
Materials & Energy
Other

Source: McKinsey Global Institute; *The Bio Revolution: Innovations transforming economies, societies, and our lives (May 13, 2020)*
Note: these estimates reflect the estimated biotechnology penetration of these end-markets

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021

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We believe...

1

Programming cells will be as impactful as programming computers

2

Ginkgo's platform improves with scale

Each new program drives platform improvements, leading to more demand.

3

Ginkgo is becoming the industry standard

4

Our value increases with each new program added to the platform

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021

19

The Foundry - Ginkgo's physical infrastructure - drives a strong scale economic

2012


Build
Build

BW1

Early stages of building higher scale workflows and testing automated techniques

2016



BW2

Created scale modules by function (e.g. DNA synthesis, -omics, sequencing, fermentation, etc.)

2018



BW3

2019



BW4

Added mammalian cell engineering capabilities

2020



BW5

Lab-scale automation and significantly increased NGS capacity

KNIGHT'S LAW – our scale theory

"The cost to genetically engineer a cell decreases by 50% and the number of designs tested increases by 3X+ per year in Ginkgo's automated cell programming foundries."

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021

20

Ginkgo’s Foundry is scaling roughly 3x per year L AB OPER ATIONS: MEASURING WORK DONE ON THE PLATFORM STR AIN TESTS: MEASURING THE OUTPUT OF THE PLATFORM 1,000,000 10,000,000 1,000,000 100,000 100,000 3-4x annual increase pre-COVID 10,000 10,000 1,000 1,000 2-3x annual increase pre-COVID 100 100 10 2014 2015 2016 2017 2018 2019 2020 2021 2015 2016 2017 2018 2019 2020 2021 21 Daily Lab Operations Daily Strain Tests G I N K G O B I OWO R K S R A Y MO N D J A ME S | J UN E 2021Ginkgo’s Foundry is scaling roughly 3x per year L AB OPER ATIONS: MEASURING WORK DONE ON THE PLATFORM STR AIN TESTS: MEASURING THE OUTPUT OF THE PLATFORM 1,000,000 10,000,000 1,000,000 100,000 100,000 3-4x annual increase pre-COVID 10,000 10,000 1,000 1,000 2-3x annual increase pre-COVID 100 100 10 2014 2015 2016 2017 2018 2019 2020 2021 2015 2016 2017 2018 2019 2020 2021 21 Daily Lab Operations Daily Strain Tests G I N K G O B I OWO R K S R A Y MO N D J A ME S | J UN E 2021

Unit costs to program cells have decreased by 50% per year $10,000 $1,000 FOUNDRY IS 5-10X CHEAPER THAN THE STATUS QUO ESTIMATED “BY HAND” COST $100 BY 2025, WE SHOULD BE TWO ORDERS OF MAGNITUDE MORE EFFICIENT THAN “BY HAND” COVID impact $10 $1 2015 2016 2017 2018 2019 2020 2021 2025 Note: Costs include all operational and R&D-related activities (i.e. both current programs and investments in future capacity) 22 Cost per Strain Test (rolling 3mo avg) G I N K G O B I OWO R K S R A Y MO N D J A ME S | J UN E 2021Unit costs to program cells have decreased by 50% per year $10,000 $1,000 FOUNDRY IS 5-10X CHEAPER THAN THE STATUS QUO ESTIMATED “BY HAND” COST $100 BY 2025, WE SHOULD BE TWO ORDERS OF MAGNITUDE MORE EFFICIENT THAN “BY HAND” COVID impact $10 $1 2015 2016 2017 2018 2019 2020 2021 2025 Note: Costs include all operational and R&D-related activities (i.e. both current programs and investments in future capacity) 22 Cost per Strain Test (rolling 3mo avg) G I N K G O B I OWO R K S R A Y MO N D J A ME S | J UN E 2021

Codebase - Ginkgo's scale data asset - is a source of long-term competitive advantage

3.4B+ unique gene sequences pulled from all public databases

440M proprietary gene sequences acquired

And growing... codebase accumulates as we run new experiments in the foundry and build new:



Organisms



Genetic Code



Biological Tools



WIRED — Move Over, Jony Ive—Biologists Are the Next Rock Star Designers — SUBSCRIBE

BUSINESS | DESIGN | ENTERTAINMENT | GEAR | SCIENCE | SECURITY

LIZ STINSON DESIGN 11.18.15 7:00 AM

MOVE OVER, JONY IVE—BIOLOGISTS ARE THE NEXT ROCK STAR DESIGNERS

5 / 11 The person who designs genetic architecture does so with aesthetic, utilitarian, and social considerations in mind. MAGGIE SHANNON FOR WIRED

"Ginkgo will organize the world's biological code and make it useful."

-GINKGO HEAD OF CODEBASE, PATRICK BOYLE

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021

23

IMAGE CREDIT: KAREN INGRAM

CATTLE (BEEF & DAIRY) INDUSTRY:

$1 trillion global market[1]

9% of global greenhouse gas emissions[2]

motif FOODWORKS

FAST COMPANY

This food tech startup just raised $90 million to make it easier to invent new plant-based meats

CODEBASE

We *design* codebase when working on programs



EGG PROTEINS (1)
MEAT PROTEINS (1)
DAIRY PROTEINS (1)



Organisms like yeast (shown above) are the **biological factories** for producing a wide range of molecules

(1) Source: imarc Group (February 2020) and Grandview Research (January 2019)
(2) Source: Barclays Research (April 2019)

(1) Note targets are illustrative as Motif has not announced specific products.

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021

24

We re-use codebase across programs to improve outcomes and efficiency



COLLAGEN(1)
KERATIN(1)





CODEBASE

The SAME YEAST used to generate proteins for food can produce proteins used in personal care products, such as collagen, elastin, and keratin

(1) Note targets are illustrative as Kalo has not announced specific products.

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021
25

Ginkgo’s virtuous cycle drives platform growth 26 G I N K G O B I OWO R K S R A Y MO N D J A ME S | J UN E 2021Ginkgo’s virtuous cycle drives platform growth 26 G I N K G O B I OWO R K S R A Y MO N D J A ME S | J UN E 2021

We believe...

1

Programming cells will be as impactful as programming computers

2

Ginkgo's platform improves with scale

3

Ginkgo is becoming the industry standard

We believe Ginkgo's ecosystem of services will make us the obvious partner in the enormous, and largely untapped, market for cell programming.

4

Our value increases with each new program added to the platform

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021

27

Our ecosystem will soon support hundreds of new cell programs a year 600 508 500 Self-Service Portals 400 Ecosystem Support 300 268 Still only 1-2% Platform Scaling of the market for 200 cell engineering (1) R&D services 136 Expand within Base 100 Leverage Proof Points 60 23 17 0 2020A 2021E 2022P 2023P 2024P 2025P (1) Source: Piper Sandler Research; assumes each program is approximately $2M per year of cell engineering spend and growth estimate of 0% and 20% 28 New Programs by Year G I N K G O B I OWO R K S R A Y MO N D J A ME S | J UN E 2021Our ecosystem will soon support hundreds of new cell programs a year 600 508 500 Self-Service Portals 400 Ecosystem Support 300 268 Still only 1-2% Platform Scaling of the market for 200 cell engineering (1) R&D services 136 Expand within Base 100 Leverage Proof Points 60 23 17 0 2020A 2021E 2022P 2023P 2024P 2025P (1) Source: Piper Sandler Research; assumes each program is approximately $2M per year of cell engineering spend and growth estimate of 0% and 20% 28 New Programs by Year G I N K G O B I OWO R K S R A Y MO N D J A ME S | J UN E 2021

Each new cell program can accelerate adoption within new markets and lead to further sales with existing customers

Ability to grow significantly within existing customer accounts



12
10
8
6
4
2
0
# of Active Programs / Yr (Customer X)
Major Program(1)
Minor Program
Proof of Concept
Year 1
Year 2
Year 3
Year 4
Year 5

Early proof points within an industry can lead to follow-on demand moderna
[CONFIDENTIAL]
In advanced discussions with leading pharmaceutical contract manufacturer
[CONFIDENTIAL]
Optimizing pDNA production for another nucleic acid vaccine company

(1) Major programs typically incur well over $500K of annual R&D spending, minor programs are typically smaller add-on programs that have less than $500K of annual R&D spend, proof-of-concept programs are typically small programs that are often set up as a business development effort

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021
29

Strong 2021 sales pipeline **with mix of new customers and expanded relationships**

[CONFIDENTIAL]

New multi-product collaboration with top global flavors & fragrances customer, building on successful historical program execution

CORTEVA agriscience

New relationship with top 5 agchem company, focused on discovery and development of crop protection agents

Kalo

Launched a new spin-out in personal care space, with strategic and financial investors

Biogen

New relationship with Biogen to develop a next-generation AAV production platform



Number of "Major" Pipeline Programs
100
50
0
[key expansion areas]
Skin microbiome
Sustainability
15
Recycling
Wastewater remediation
Pulp/Paper
17
Crop protection
Renewable feedstocks
13
13
Cell & gene therapy
Antibodies
Nucleic acid therapeutics
Antibiotic manufacturing
9
Sugar reduction
Protein availability and functionality
6
95+
~23 PROB. ADJ.
73
Consumer & Technology
Industrial
Agriculture
Pharma & Biotech
Food & Nutrition
Government & Defense
Cumulative Historical + 2021
All Historical Programs
2021

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021

30

Ginkgo is creating the industry standard ecosystem

Like other horizontal tech platforms, Ginkgo is building a strong developer community – wrapping services around the platform to drive industry growth and, ultimately, demand

Launched Ginkgo Ferment, our annual conference, in 2018

AWS re:Invent

dreamforce

Microsoft

WWDC

//build/

Other leading developer conferences



INDUSTRY MATURATION:
WHAT'S NEXT FOR SYNBIO?
VIEW KEYNOTE

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021

31

We will be greatly expanding our ecosystem of services for cell programmers running on the Ginkgo platform


MANUFACTURING
REGULATORY
COMMUNITY
PARTNERS
TRUST & CREDIBILITY
CAPITAL
Open-source bioengineering tools
Help drive legislative change for novel categories
Ginkgo annual developer conference and product showcase
Source of innovative technologies for industry partners: hub for investment, acquisition, and partnership
Mature manufacturing network across industries w/ clean tech-transfer protocols
Help clients file patents / protect IP
GINKGO FERMENT
CRONOS GROUP
FERMIC MEXICO
ROBERTET
JOYN BIO
motif FOODWORKS
Fonterra
BAYER
Biosecurity
ESG
Capital Access + Foundry Credits
Ferment Consortium
GROW
I ♥ GMO
GINKGO BIOWORKS
THE ORGANISM COMPANY

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021
32

We believe...

1

Programming cells will be as impactful as programming computers

2

Ginkgo's platform improves with scale

3

Ginkgo is becoming the industry standard

4

Our value increases with each new program added to the platform

Each new program adds predictable near-term revenue from usage fees and provides Ginkgo upside through value share.

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021
33

Programs drive both predictable near-term revenues **and** long-term value creation with asymmetric upside potential

Foundry

Upfront payments to cover R&D costs for customer programs

Foundry



Yr 1
Yr 2
Yr 3

Highly predictable revenue stream independent of program success

Downstream Value

Value sharing via customer equity and/or royalties on completed programs

Royalty Stream



...
Yr 4
Yr 5
Yr 6
Yr 7
Yr 8 ...

OR

Equity



Equity represents the risk- adjusted NPV of a potential royalty stream
...
Yr 0
Yr 4
Yr 5
Yr 6
Yr 7
Yr 8 ...

Cash flows from value share are typically 100% contribution margin as Ginkgo incurs minimal ongoing support or delivery costs

The choice to structure downstream economics as royalties or equity is typically based on customer size

Note: Illustrative economics; variation exists between programs

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021

34

Program unit economics are strong and improving FOUNDRY USAGE FEES DOWNSTREAM VALUE CAPTURE Foundry Downstream Value Ginkgo receives downstream value in multiple forms. The equity Ginkgo has steadily increased the portion of program value per program provides context for the future value. R&D costs that are covered upfront by customers 54 120% 100% (2) Adj. for Free COVID Services Ginkgo will recognize royalty % Direct Cost Coverage Royalty / revenues over time as 100% Other 80% programs are completed These should be 20 and commercialized roughly equivalent in value over the long- 80% run, but royalties take 60% longer to materialize The current equity value of 60% our major programs is 40% over $500M (3) Equity 40% 34 …representing an average of 20% $15M per program 20% 0% 0% Major Programs 14-15 16-17 18-19 2020 (2017-2020) Year Deal Signed (1) Represents cumulative revenues from 2017-2020 for programs signed in the relevant year(s) divided by the total program expenses in 2017-2020 (2) Adjusts out expenses associated with programs Ginkgo performed under our free $25M commitment to COVID programs in spring 2020 35 (3) Includes one program for publicly-traded Cronos which is structured as a lump-sum equity payment upon delivery (1) % Cost Coverage of Programs Number of Major Programs Initiated G I N K G O B I OWO R K S R A Y MO N D J A ME S | J UN E 2021Program unit economics are strong and improving FOUNDRY USAGE FEES DOWNSTREAM VALUE CAPTURE Foundry Downstream Value Ginkgo receives downstream value in multiple forms. The equity Ginkgo has steadily increased the portion of program value per program provides context for the future value. R&D costs that are covered upfront by customers 54 120% 100% (2) Adj. for Free COVID Services Ginkgo will recognize royalty % Direct Cost Coverage Royalty / revenues over time as 100% Other 80% programs are completed These should be 20 and commercialized roughly equivalent in value over the long- 80% run, but royalties take 60% longer to materialize The current equity value of 60% our major programs is 40% over $500M (3) Equity 40% 34 …representing an average of 20% $15M per program 20% 0% 0% Major Programs 14-15 16-17 18-19 2020 (2017-2020) Year Deal Signed (1) Represents cumulative revenues from 2017-2020 for programs signed in the relevant year(s) divided by the total program expenses in 2017-2020 (2) Adjusts out expenses associated with programs Ginkgo performed under our free $25M commitment to COVID programs in spring 2020 35 (3) Includes one program for publicly-traded Cronos which is structured as a lump-sum equity payment upon delivery (1) % Cost Coverage of Programs Number of Major Programs Initiated G I N K G O B I OWO R K S R A Y MO N D J A ME S | J UN E 2021

Key Financial Metrics

Foundry P&L

($M)	2020[1]	2021	2022	2023	2024	2025
Foundry Billable Revenue	**$64**	**$100**	**$175**	**$341**	**$628**	**$1,099**
% growth	*18%*	*57%*	*75%*	*95%*	*84%*	*75%*
memo: GAAP Adjustments	*($4)*	*GAAP adjustments not projected*				
Foundry Revenue (GAAP)	**$59**	**$100**	**$175**	**$341**	**$628**	**$1,099**
(+) Biosecurity	*$17*	*$50*	*Emerging business, projections not provided*			
Total GAAP Revenue	**$77**	**$150**	**$175**	**$341**	**$628**	**$1,099**
Adjusted EBITDA[1]	**($121)**	**($157)**	**($156)**	**($136)**	**($47)**	**$166**
Capital Expenditures[2]	($72)	($66)	($118)	($146)	($193)	($234)

PLUS

Key Program Metrics

	2017-2020	2021	2022	2023	2024	2025
# New Programs	**54** (**20** *Royalty*, **34** *Equity*)	**23**	**60**	**136**	**268**	**508**
% growth			*157%*	*127%*	*97%*	*90%*
Risk-Adjusted NPV / Program	**~$15M[3]**					
NPV of New Programs Signed	**~$500M[3]**					

Increases if: p(success) increases, value of programs increases

Decreases if: lower take rates, value of programs decreases

\# New Programs × NPV / Program

(1) See Investor Presentation for a reconciliation of Net Income to Adjusted EBITDA for historical periods presented
(2) 2020 CapEx of $72M includes $14M of CapEx that is included in Accounts Payable and Accrued Expenses at 12/31/2020
(3) Based on management estimate of the average current equity value of our cumulative major programs from 2017 to 2020

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021

36

The most powerful technologies require the most care

Our culture is built on care, transparency, diversity, employee ownership and a deep, humble respect for biology.


Concentric by Ginkgo: Lab Network Capacity
In Discussion
In Validation
Validated
concentric
by GINKGO

Forbes

This Biotech Company Is Giving $25 Million In Resources To Projects That Combat Coronavirus

We invest in our communities and their **biosecurity** as well as robust **ESG** practices.


GROW
THE BEAUTY ISSUE

We take care in considering which programs we pursue and which we do not, and explore the implications of biotechnologies through many forums, including our magazine: GROW

READ MORE ABOUT:

- The meaning of nature after biotechnology ↗
- The legacy of eugenics in beauty ↗
- The role of the philosopher in the life sciences ↗
- The potential for synthetic biology to save coral reefs ↗
- The impact of the pandemic on scientists and science ↗

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021
37

We believe...

1

Programming cells will be as impactful as programming computers

2

Ginkgo's platform improves with scale

3

Ginkgo is becoming the industry standard

4

Our value increases with each new program added to the platform

We hope...

...that when technology meets biology, life finds a way.

Anna Marie Wagner, SVP Corporate Development
annamarie@ginkgobioworks.com

GINKGO BIOWORKS RAYMOND JAMES | JUNE 2021
38

ADDITIONAL LEGAL INFORMATION Forward-Looking Statements Legend This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo Bioworks, Inc. (“Ginkgo Bioworks”) and Soaring Eagle Acquisition Corp. (“SRNG”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Ginkgo Bioworks and the markets in which it operates, and Ginkgo Bioworks’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SRNG’s securities, (ii) the risk that the transaction may not be completed by SRNG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SRNG, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of SRNG and Ginkgo Bioworks, the satisfaction of the minimum trust account amount following redemptions by SRNG’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo Bioworks’ business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo Bioworks and potential difficulties in Ginkgo Bioworks employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo Bioworks or against SRNG related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of SRNG’s securities on Nasdaq, (x) volatility in the price of SRNG’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo Bioworks plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo Bioworks’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SRNG’s proxy statement/prospectus relating to the Business Combination, and in SRNG’s other filings with the Securities and Exchange Commission (the “SEC”). SRNG and Ginkgo Bioworks caution that the foregoing list of factors is not exclusive. SRNG and Ginkgo Bioworks caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither SRNG nor Ginkgo Bioworks undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. Additional Information and Where to Find It This document relates to a proposed transaction between Ginkgo Bioworks and SRNG. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SRNG intends to file a registration statement on Form S-4 that will include a proxy statement of SRNG and a prospectus of SRNG. The proxy statement/prospectus will be sent to all SRNG and Ginkgo Bioworks stockholders. SRNG also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SRNG and Ginkgo Bioworks are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SRNG through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SRNG may be obtained free of charge by written request to SRNG at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280. Participants in Solicitation SRNG’s and Ginkgo Bioworks and their respective directors and officers may be deemed to be participants in the solicitation of proxies from SRNG’s stockholders in connection with the proposed transaction. Information about SRNG’s directors and executive officers and their ownership of SRNG’s securities is set forth in SRNG’s filings with the SEC. To the extent that holdings of SRNG’s securities have changed since the amounts printed in SRNG’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.ADDITIONAL LEGAL INFORMATION Forward-Looking Statements Legend This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo Bioworks, Inc. (“Ginkgo Bioworks”) and Soaring Eagle Acquisition Corp. (“SRNG”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Ginkgo Bioworks and the markets in which it operates, and Ginkgo Bioworks’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SRNG’s securities, (ii) the risk that the transaction may not be completed by SRNG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SRNG, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of SRNG and Ginkgo Bioworks, the satisfaction of the minimum trust account amount following redemptions by SRNG’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo Bioworks’ business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo Bioworks and potential difficulties in Ginkgo Bioworks employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo Bioworks or against SRNG related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of SRNG’s securities on Nasdaq, (x) volatility in the price of SRNG’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo Bioworks plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo Bioworks’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SRNG’s proxy statement/prospectus relating to the Business Combination, and in SRNG’s other filings with the Securities and Exchange Commission (the “SEC”). SRNG and Ginkgo Bioworks caution that the foregoing list of factors is not exclusive. SRNG and Ginkgo Bioworks caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither SRNG nor Ginkgo Bioworks undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. Additional Information and Where to Find It This document relates to a proposed transaction between Ginkgo Bioworks and SRNG. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SRNG intends to file a registration statement on Form S-4 that will include a proxy statement of SRNG and a prospectus of SRNG. The proxy statement/prospectus will be sent to all SRNG and Ginkgo Bioworks stockholders. SRNG also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SRNG and Ginkgo Bioworks are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SRNG through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SRNG may be obtained free of charge by written request to SRNG at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280. Participants in Solicitation SRNG’s and Ginkgo Bioworks and their respective directors and officers may be deemed to be participants in the solicitation of proxies from SRNG’s stockholders in connection with the proposed transaction. Information about SRNG’s directors and executive officers and their ownership of SRNG’s securities is set forth in SRNG’s filings with the SEC. To the extent that holdings of SRNG’s securities have changed since the amounts printed in SRNG’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.